SAND Technology Inc.

NOTICE TO READERS OF THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:
The unaudited interim consolidated financial statements of SAND Technology Inc. for the nine-month and three-month periods ended April 30, 2010 have not been reviewed by the Corporation’s external auditors.

SAND Technology Inc.
Quarterly Report
Third Quarter Ended April 30, 2010

SAND Technology Inc.
Consolidated Balance Sheets
(In Canadian dollars, unless otherwise noted)

	As at April 30,	As at July 31,
	2010	2009
	$	$
	(unaudited)	(audited)
ASSETS
Current assets
Cash	745,783	1,065,572
Accounts receivable	641,051	1,384,199
Unbilled receivable	-	109,414
Prepaid expenses	131,519	97,689
	1,518,353	2,656,874
Capital assets (Note 5)	65,317	83,452
	1,583,670	2,740,326

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,072,405	1,002,902
Deferred revenue	1,014,053	1,682,137
Due to a shareholder (Note 6)	905,056	2,016,725
	2,991,514	4,701,764
Long-term liabilities
Deferred credits	26,893	48,895
Due to a shareholder (Note 6)	635,642	-
Convertible debentures (Note 7)	427,436	362,222
	4,081,485	5,112,881

SHAREHOLDERS' DEFICIENCY
Share Capital (Note 8)
Authorized An unlimited number of class "A" common shares, without par value
Issued 15,889,619 class "A" common shares	38,874,216	38,530,441
Equity component of convertible debentures (Note 7)	446,027	446,027
Contributed surplus (Note 8)	1,134,979	832,124
Deficit	(42,953,037)	(42,181,147)
	(2,497,815)	(2,372,555)
	1,583,670	2,740,326

Basis of presentation (Note 2)
Commitments (Note 9)

See notes to the unaudited interim consolidated financial statements

SAND Technology Inc.
Consolidated Operations, Comprehensive Income and Deficit
(In Canadian dollars, unless otherwise noted)
(unaudited)

	Three months	Three months	Nine months	Nine months
	ended April 30,	ended April 30,	ended April 30,	ended April 30,
	2010	2009	2010	2009
	$	$	$	$
Revenue	966,654	2,371,632	5,376,370	5,342,944
Operating expenses
Cost of sales and product support	331,920	349,592	979,574	1,076,612
Research and development costs, net	485,040	509,741	1,412,092	1,536,452
Amortization of capital assets (Note 5)	13,014	15,136	41,916	48,525
Selling, general and administrative expenses	1,230,772	1,106,267	3,467,991	3,284,281
	2,060,746	1,980,736	5,901,573	5,945,870
Income (loss) from operations	(1,094,092)	390,896	(525,203)	(602,926)

Interest expenses (Note 4)	(81,137)	(90,199)	(246,687)	(213,643)

Net income (loss) and comprehensive income (loss)	(1,175,229)	300,697	(771,890)	(816,569)

Deficit, beginning of period	(41,777,808)	(42,106,717)	(42,181,147)	(40,989,452)
Deficit, end of period	(42,953,037)	(41,806,020)	(42,953,037)	(41,806,021)

Basic and diluted earnings (loss) per share (Note 8e)	(0.07)	0.02	(0.05)	(0.06)

Basic weighted average number of common shares outstanding	15,889,619	14,318,189	15,889,619	14,318,189
Diluted weighted average number of common shares outstanding	22,086,321	19,471,750	22,086,321	19,471,750

See notes to the unaudited interim consolidated financial statements and Note 4 provides additional information on consolidated operations.

SAND Technology Inc.
Consolidated Cash Flows
(In Canadian dollars, unless otherwise noted)
(unaudited)

	Three months	Three months	Nine months	Nine months
	ended April 30,	ended April 30,	ended April 30,	ended April 30,
	2010	2009	2010	2009
	$	$	$	$
OPERATING ACTIVITIES
Net income (loss) and comprehensive income (loss)	(1,175,229)	300,697	(771,890)	(816,569)
Non-cash items
Amortization of capital assets	13,014	15,136	41,916	48,525
Stock-based compensation	21,000	19,877	60,787	57,292
Amortization of the debt component of the convertible debentures discount	21,575	11,970	65,214	34,721
Amortization of deferred credits	(7,334)	(7,334)	(22,002)	(22,002)
Changes in working capital items
Accounts receivable	918,948	(438,946)	743,148	(302,446)
Unbilled receivable	614,913	106,932	109,414	137,985
Prepaid expenses	29,142	16,144	(33,830)	(37,146)
Accounts payable and accrued liabilities	(134,527)	8,062	69,503	(127,228)
Deferred revenue	(5,298)	312,369	(668,084)	423,787
Cash flows from operating activities (a)	296,204	344,907	(405,824)	(603,081)

INVESTING ACTIVITIES
Purchase of capital assets and cash flows from investing activities	(4,906)	-	(23,781)	(17,294)

FINANCING ACTIVITIES
Due to a shareholder	55,688	120,847	(476,027)	618,808
Issuance of shares	-	-	585,843	-
Cash flows from financing activities	55,688	120,847	109,816	618,808

Net increase (decrease) in cash	346,986	465,754	(319,789)	(1,567)
Cash, beginning of period	398,797	308,122	1,065,572	775,443
Cash, end of period	745,783	773,876	745,783	773,876

(a) Additional information
Interest paid	40,541	8,030	46,488	10,227

See notes to the unaudited interim consolidated financial statements

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at April 30, 2010 and 2009
(in Canadian dollars, unless otherwise noted)
(unaudited)

1. NATURE OF OPERATIONS

SAND Technology Inc. and its subsidiaries (the "Corporation") are involved in the design, development, marketing and support of column-based database software that reduce large amounts of data into a tiny footprint and enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND Product suite, are designed to provide an efficient and cost effective way for business users to make fast and easy inquiries of large databases without the intervention of specialist information technology professionals.

2. BASIS OF PRESENTATION

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and on the basis of the going concern assumption, meaning that it is reasonably assumed that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of operations.

In light of operating losses suffered in the past years, the Corporation's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and debenture holders, its ability to obtain additional financing and its ability to achieve revenue growth. The Corporation is executing a business plan to allow it to continue as a going concern which is to continue to search for additional sources of debt and equity financing, and achieve profitability through cost containment and revenue growth. There can be no assurance that the Corporation’s activities will be successful.

While the financial statements have been prepared on the basis of accounting principles applicable to a going concern, current global economic turbulence and liquidity crisis cast substantial doubt upon validity of this assumption. If the going concern assumption was not appropriate for these financial statements, then adjustments would be necessary in the carrying values of the assets and liabilities, the reported net losses and the balance sheet classifications used.

3. ACCOUNTING POLICIES

The unaudited interim consolidated financial statements for the three months and nine months ended April 30, 2010 and 2009 are unaudited, and have been prepared in accordance with Canadian GAAP applicable to interim consolidated financial statements. These unaudited interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Corporation’s most recent annual consolidated financial statements as at and for the year ended July 31, 2009.

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at April 30, 2010 and 2009
(in Canadian dollars, unless otherwise noted)
(unaudited)

3. ACCOUNTING POLICIES (Continued)

These unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended July 31, 2009, except for new accounting policies that have been adopted effective August 1, 2009.

Changes in accounting policies

The Canadian Institute of Chartered Accountants (“CICA”) issued the following new Handbook Section, which is effective for the Corporation for interim periods beginning on or after August 1, 2009.

Financial instruments – disclosures (amendment)

In June 2009, the AcSB amended CICA Section 3862, “Financial Instruments – Disclosure” to include certain requirements related to financial instrument disclosure in response to amendments issued by the International Accounting Standards Board. The amendments are consistent with its strategy to adopt IFRS and to ensure the existing disclosure requirements for financial instruments are converged to IFRS to the extent possible. The new disclosure standards require disclosure of fair values based on a fair value hierarchy as well as enhanced discussion and quantitative disclosure related to liquidity risk. The amended disclosure requirements are effective for annual financial statements relating to fiscal years ending after September 30, 2009.

The additional disclosures required as a result of the adoption of these standards, have been included in Note 13 Financial Risk Management Objectives and Policies, and Financial Risks.

4. INFORMATION ON EARNINGS

	Three months	Three months	Nine months	Nine months
	ended April 30,	ended April 30,	ended April 30,	ended April 30,
	2010	2009	2010	2009
	$	$	$	$
Interest expenses
Amortization of the debt component of the convertible debentures discount (Note 7)	21,575	11,970	65,214	34,722
Interest expense - due to a shareholder	55,688	75,960	171,652	173,585
Interest expense - other	3,874	2,269	9,821	5,336
	81,137	90,199	246,687	213,643

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at April 30, 2010 and 2009
(in Canadian dollars, unless otherwise noted)
(unaudited)

5. CAPITAL ASSETS

			April 30, 2010
	Cost	Accumulated amortization	Net book value
	$	$	$
Furniture and equipment	322,463	322,463	-
Computer equipment	691,828	648,554	43,274
Leasehold improvements	287,610	265,567	22,043
	1,301,901	1,236,584	65,317

			July 31, 2009
	Cost	Accumulated amortization	Net book value
	$	$	$
Furniture and equipment	322,463	322,463	-
Computer equipment	668,047	628,710	39,337
Leasehold improvements	287,610	243,495	44,115
	1,278,120	1,194,668	83,452

6. DUE TO A SHAREHOLDER

Effective November 1, 2009, Arthur G. Ritchie, President and Chief Executive Officer retired. As a result of his retirement, his loan agreements (described below) have been ratified and consolidated (“Repayment Agreement”) such that the amounts owing to him will be repaid in equal instalments over 3 years paid out over 2011, 2012 and 2013. The loan will continue to bear interest at 15% per annum and will be paid on a semi-annual basis. As well, an amendment was made to the inter-creditor priority agreement, whereby the parties agreed that the sums owing under the debentures will be paid by the Corporation to debenture holders and the trustee pari passu to the sums owing by the Corporation to the principal shareholder. So for every $1 paid to the debenture holders, the Corporation shall remit $1 to the principal shareholder. As at April 30, 2010, an amount of $1,540,698 is outstanding.

During the fiscal year 2009, the Corporation obtained an additional loan from a significant shareholder. Under the loan agreement, a maximum of $250,000 of funds is available. The loan bears interest at 15% and it is payable on the last business day of each calendar month. As at April 30, 2010, no amount was outstanding.

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at April 30, 2010 and 2009
(in Canadian dollars, unless otherwise noted)
(unaudited)

7. CONVERTIBLE DEBENTURES

On April 18, 2008, the Corporation issued secured convertible debentures ("Convertible Debentures") on a private placement basis and received proceeds of $1,009,819 (US$1,002,600) for the issue of a total of 1,114 units. Each unit consists of one 8% Convertible Debenture due December 31, 2017, having a nominal value of US$900, redeemable at the option of the Corporation if the bid price of the common share has been above $1.50 for 60 consecutive trading days, and convertible at the option of the holder into class "A" common shares at US$0.45 per share and 1,000 share purchase warrants of the Corporation. Each warrant entitles its holder to purchase one additional common share (warrant share) of the Corporation at a price of US$0.70 per warrant share at any time until the earlier of the close of business on the day which is 36 months from April 18, 2008 or the sixtieth consecutive trading day in which the bid price of the common shares has been above US$1.50. Interest is calculated at the rate of 8% per annum, payable in kind, i.e. in common shares at a rate of US$0.45 per share. The interest is due on each conversion date (date when that principal amount is being converted) subsequent to January 1, 2009, and on the maturity date. The financing is secured by a first rank hypothec on all of the Corporation’s property and assets, movable and immovable, corporeal and incorporeal, present and future, of every kind and nature for the principal amount and accrued interest. The proceeds from the private placement will be used to increase marketing and advertising capital needs and expansion.

For accounting purposes, the debenture contains both a liability component and an equity component being the share warrants, conversion option and the interest payable in shares, which have been separately presented in the consolidated balance sheet:

– The liability component of the Convertible Debentures was originally calculated using the present value of the cash flows of principal and interest payments using a discount rate of 15%, which, in management’s opinion, approximated an interest rate applicable to non-convertible secured debt. The amount calculated, at the issue date, for the carrying amount of the debt component is $260,377. The carrying value of the debentures is being accreted to their face value over their life to maturity (December 31, 2017). The accretion expense (amortization of the debt component of the convertible debentures discount) is included in interest expense in the consolidated statement of operations and comprehensive loss. The debt issuance costs have been recorded directly against net income. The amortization of the debt component of the convertible debentures discount for the three months ended April 30, 2010 is $21,575 and for the nine months ended April 30, 2010 is $65,214 and has been included as part of interest expenses on the consolidated statement of operations and comprehensive loss statement;

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at April 30, 2010 and 2009
(in Canadian dollars, unless otherwise noted)
(unaudited)

7. CONVERTIBLE DEBENTURES (Continued)

– The carrying amount of the equity component, at the issue date, was valued at $749,442, determined by deducting the carrying amount of the liability component from the gross proceeds received on the compounded instrument. The value of the equity components includes the fair value of the share warrants, conversion option and the interest payable in shares. The fair value of the warrants was estimated at $303,415. This amount was recorded to contributed surplus. The fair value of the warrants at the time the convertible debentures were issued was estimated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	-
Expected volatility	90%
Risk-free interest rate	3.25%
Expected life	3 years

The remaining balance represents the fair value of the conversion option and the interest payable in shares in the amount of $446,027. This amount was recorded in a separate caption of shareholders’ deficiency as the equity component of the convertible debentures.

8. SHARE CAPITAL

a) Authorized and issued

2010 transactions

In November 2009, the Corporation completed a non-brokered private placement where the Corporation issued 785,715 units for US$0.70 per unit, for total proceeds of US$550,000 to investors, one of whom effective November 1, 2009, is the President and Chief Executive Officer. Each unit consists of two Class “A” common share and one share purchase warrant, exercisable at a price of US$0.50 per warrant.

The fair value of the 785,715 warrants at the time they were granted was estimated at $244,842. This amount was recorded in contributed surplus. The fair value of the warrants at the time they were granted were estimated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	-
Expected volatility	90%
Risk-free interest rate	4.40%
Expected life	3 years

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at April 30, 2010 and 2009
(in Canadian dollars, unless otherwise noted)
(unaudited)

8. SHARE CAPITAL (Continued)

b) Warrants

The following table summarizes information about the Corporation’s share warrants described in Notes 6, 7 and 8(a):

			April 30, 2010
	Number of warrants	Weighted average remaining life (years)	Weighted average exercise price
			US$
Outstanding and exercisable, beginning of period	1,967,061	1.3	0.65
Granted during the nine-month period	785,715	2.8	0.50

Outstanding and exercisable, end of period	2,752,776	1.1	0.61

			July 31, 2009
	Number of warrants	Weighted average remaining life (years)	Weighted average exercise price
			US$
Outstanding and exercisable, beginning and end of year	1,967,061	1.3	0.65

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at April 30, 2010 and 2009
(in Canadian dollars, unless otherwise noted)
(unaudited)

8. SHARE CAPITAL (Continued)

c) Share award plan

For the three months ended April 30, 2010, an amount of $15,007 was recorded as share based compensation expense and for the nine months ended April 30, 2010, an amount of $45,021 was recorded as share based compensation expense. The following table summarizes information about the Corporation’s share awards:

	April 30,	July 31,
	2010	2009
	Number of	Number of
	share	share
	awards	awards
	(000s)	(000s)
Outstanding, beginning of period	408	408
Forfeited	(35)
Outstanding, end of period	373	408

The following table presents the assumptions used to determine the fair value of the share awards granted during 2007 and 2008, using the Black-Scholes option-pricing model,

Dividend yield	-
Expected volatility (a)	90%
Risk-free interest rate (a)	4.0%
Expected life (a)	3 years
Vesting period	3 years
(a) Weighted average assumption

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at April 30, 2010 and 2009
(in Canadian dollars, unless otherwise noted)
(unaudited)

8. SHARE CAPITAL (Continued)

d) Stock option plans

The Corporation has two stock option plans.

1996 Stock Option Plan

The following table summarizes information about the Corporation’s stock options under the 1996 Stock Option Plan:

	April 30,		July 31,
	2010		2009
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	(000s)	$ US	(000s)	$ US
Outstanding, beginning of period	417	0.96	422	1.02
Granted	-
Forfeited	(10)	1.00
Expired	(4)	5.44	(5)	6.50
Outstanding, end of period	403	0.91	417	0.96

Options exercisable, end of period	340	0.90	316	0.95

The following table summarizes significant ranges of exercise prices of outstanding options held by directors, officers and employees as at April 30, 2010:

	Options outstanding			Options exercisable
Range of exercise prices	Number of Options	Weighted average remaining life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
	(000s)		(US$)	(000s)	(US$)
Less than US$1.00	160	6.22	0.69	160	0.69
US$1.00 to US$1.49	238	5.17	1.00	175	1.00
US$3.00 to US$4.99	5	7.65	4.00	5	4.00
	403	5.62	0.91	340	0.90

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at April 30, 2010 and 2009
(in Canadian dollars, unless otherwise noted)
(unaudited)

8. SHARE CAPITAL (continued)

1996 Stock Incentive Plan

The following table summarizes information about the Corporation’s stock options under the 1996 Stock Incentive Plan:

	April 30,		July 31,
	2010		2009
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	(000s)	$ US	(000s)	$ US
Outstanding, beginning of period	135	1.06	135	1.06
Granted	219	0.00
Forfeited	(45)	1.00
Expired
Outstanding, end of period	309	0.32	135	1.06

Options exercisable, end of period	77	1.10	88	1.09

The following table summarizes significant ranges of exercise prices of outstanding options held by directors, officers and employees as at April 30, 2010:

	Options outstanding			Options exercisable
Range of exercise prices	Number of Options	Weighted average remaining life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
	(000s)		(US$)	(000s)	(US$)
Less than US$1.00	219	9.97	0.00	0	-
US$1.00 to US$1.49	88	4.01	1.00	75	1.00
US$3.00 to US$4.99	-	-	-	-	-
US$5.00 to US$5.99	2	1.25	5.00	2	5.00
	309	8.23	0.32	77	1.10

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at April 30, 2010 and 2009
(in Canadian dollars, unless otherwise noted)
(unaudited)

8. SHARE CAPITAL (continued)

For the three months ended April 30, 2010, an amount of $5,993 was recorded as stock-based compensation expense and for the nine months ended April 30, 2010, an amount of $15,766 was recorded as stock-based compensation expense. The following table presents the assumptions used to determine the stock-based compensation expense using the Black-Scholes option-pricing model,

Dividend yield	-
Expected volatility (a)	90%
Risk-free interest rate (a)	4.0%
Expected life (a)	7 years
(a) Weighted average assumption

e) Earnings per share

As at April 30, 2010, shares from the Share award plan, Stock option plans and Warrants described in Notes 6, 7 and 8 were not included in the diluted loss per share calculation because the Corporation incurred a loss, and the inclusion would have created an anti-dilutive effect.

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at April 30, 2010 and 2009
(in Canadian dollars, unless otherwise noted)
(unaudited)

9. COMMITMENTS

The Corporation is committed under operating leases through 2015 for the rental of buildings for a total amount of $510,141. The minimum payments due in each of the forthcoming years are as follows:

$
2011	259,991
2012	75,045
2013	75,045
2014	75,045
2015	25,015
510,141

10. INCOME TAXES

There was no income tax accrued during the nine month period ended April 30, 2010.

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at April 30, 2010 and 2009
(in Canadian dollars, unless otherwise noted)
(unaudited)

11. SEGMENTED INFORMATION

The Corporation is considered to have only one reportable business segment in two geographic areas. Both North America and Europe market the SAND/DNA Product suite. The accounting policies of the geographic areas are the same as described in the summary of accounting policies. The Corporation evaluates their performance based on income before income taxes. Sales for each area are based on the location of the third party customer. All intercompany transactions between geographic areas have been eliminated.

As at and for the three months ended April 30,

	North America	Europe	Total
	$	$	$
2010
Revenue	383,169	583,485	966,654
Income (loss) before income taxes	(1,460,927)	285,698	(1,175,229)
Identifiable assets	751,198	832,472	1,583,670

2009
Revenue	622,289	1,749,343	2,371,632
Income (loss) before income taxes	(832,018)	1,132,715	300,697
Identifiable assets	1,036,477	1,935,365	2,971,842

As at and for the nine months ended April 30,

	North America	Europe	Total
	$	$	$
2010
Revenue	1,315,542	4,060,828	5,376,370
Income (loss) before income taxes	(3,429,163)	2,657,273	(771,890)
Identifiable assets	751,198	832,472	1,583,670

2009
Revenue	1,873,681	3,469,263	5,342,944
Income (loss) before income taxes	(1,854,438)	1,037,869	(816,569)
Identifiable assets	1,036,477	1,935,365	2,971,842

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at April 30, 2010 and 2009
(in Canadian dollars, unless otherwise noted)
(unaudited)

12. CAPITAL MANAGEMENT

The Corporation’s capital management objectives are to ensure the Corporation’s ability to continue as a going concern and to provide an adequate return to shareholders through the optimization of the debt and equity balance. The Corporation’s capital is described to be due to a shareholder, convertible debentures less cash and shareholders’ equity. The Corporation manages its capital structure and makes adjustments to it in the light of its expected business growth and changes in economic conditions. In order to maintain or adjust the capital structure, the Corporation may return capital to the shareholders, issue new shares or issue new debt.

	April 30,	July 31,
	2010	2009
Due to a shareholder	1,540,698	2,016,725
Convertible debentures	427,436	362,222
Total Debt	1,968,134	2,378,947
Less Cash	745,783	1,065,572
Net Debt	1,222,352	1,313,375

Shareholders' deficiency
Share capital	38,874,216	38,530,441
Equity component of convertible debentures	446,027	446,027
Contributed surplus (Note 8)	1,134,979	832,124
Deficit	(42,953,037)	(42,181,147)
	(2,497,815)	(2,372,555)

Adjusted Capital	(1,275,462)	(1,059,180)

There were no changes in the Corporation’s approach to capital management during the period.

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at April 30, 2010 and 2009
(in Canadian dollars, unless otherwise noted)
(unaudited)

13. FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICIES, AND FINANCIAL RISKS

Financial Management

Management’s objective is to minimize the risk exposure to the Corporation against various financial risks which include credit risk, currency risk and liquidity risk. The Corporation does not use derivative financial instruments to minimize such risk.

a) Interest rate risk

Interest rate risk is the risk that the future cash flows or the fair value of a financial instrument will fluctuate because of changes in market interest rate. The majority of the company's debt is at fixed rates. Accordingly, there is limited exposure to cash flow but a risk in changes of fair value resulting from interest rate fluctuations.

b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Corporation’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized at the reporting date.

The Corporation’s credit risk exposure is detailed as follows:

	April 30,	July 31,
	2010	2009
	$	$
Cash	745,783	1,065,572
Accounts Receivable	641,051	1,384,199
Unbilled Receivable	-	109,414
	1,386,834	2,559,185

The Corporation minimizes its exposure to credit risk by placing its cash with major banks. Management considers these major banks to be at low risk of loss.

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at April 30, 2010 and 2009
(in Canadian dollars, unless otherwise noted)
(unaudited)

13. FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICIES, AND FINANCIAL RISKS (Continued)

The credit risk exposure through the Corporation’s accounts receivable is mitigated by selling software licenses, maintenance and consulting for invoicing with short credit terms. Software maintenance contracts are generally fully paid at the inception of service. In the normal course of operations, the Corporation evaluates the financial condition of its customers. For the nine months ended April 30, 2010, the Corporation generated approximately 26% of its revenue from two customers in Europe. An amount of $53,055 was outstanding from those customers as at April 30, 2010. (For the nine months ended April 30, 2009, one customer in Europe represented 14% of the revenue; there was no amount outstanding as at April 30, 2009.) Overall, management assesses the Corporation’s credit risk to be low.

c) Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The Corporation operates internationally and is exposed to risk from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk. Management minimizes this risk by paying the expenditures incurred in the local operations using the monies received in the local currency.

The Corporation is mainly exposed to fluctuations in the U.S. dollar, the Pound Sterling and the Euro. The following table details the Corporation’s sensitivity to a 31% strengthening of the U.S. dollar, a 49% strengthening of the Pound Sterling and a 23% strengthening of the Euro on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis includes foreign currency denominated monetary items and adjusts their translation at period end for the changes described above. For a weakening of the U.S. dollar, the Pound Sterling and the Euro by the same percentages against the Canadian dollar, there would be an equal and opposite impact on net loss and comprehensive loss. The sensitivity analysis was based on the fluctuations in foreign currency rate over the last 3 years. As such, management assess the Corporation’s currency risk to be high.

	US Dollar Impact	UK Pound Sterling Impact	Euro Impact

Net income and comprehensive income	(79,506)	278,957	147,209

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at April 30, 2010 and 2009
(in Canadian dollars, unless otherwise noted)
(unaudited)

13. FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICIES, AND FINANCIAL RISKS (Continued)

As at April 30, 2010, the Corporation had the following monetary assets and liabilities denominated in foreign currencies included in its financial statements:

	April 30, 2010		July 31, 2009
	Current	Current	Current	Current
	assets	liabilities	assets	liabilities

U.S. Dollars	143,034	147,660	295,654	209,832
Pounds Sterling	328,648	326,701	992,216	866,932
Euros	472,158	484,059	453,058	818,172

d) Liquidity risk

Liquidity risk is the risk that the Corporation is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Corporation manages this risk by regularly evaluating its liquid resources to fund its current and long-term obligations in a cost-effective manner.

The Corporation’s exposure to liquidity risk is mitigated through its continued ability to sell software licenses, services and software maintenance contracts and the prompt collection of accounts receivable. The Corporation controls its liquidity risk by managing its cash and cash flows using budgets and cash estimates.

The table below summarizes the Corporation’s financial liabilities and their due dates:

	Carrying Amount of Liability	Due within 1 year	Due within 1 - 3 years
	$	$	$
Accounts payable and accrued liabilities	1,072,405	1,072,405	-
Due to a shareholder	1,540,698	905,056	635,642
Convertible Debentures	427,436	-	-

As at April 30, 2010, there has been no significant change to the maturities of financial liabilities as such based on Note 2, management assesses the Corporation’s liquidity risk to be high.

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at April 30, 2010 and 2009
(in Canadian dollars, unless otherwise noted)
(unaudited)

13. FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICIES, AND FINANCIAL RISKS (Continued)

Fair value

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. These estimates are affected by assumptions made about the amount and timing of estimated future cash flows, discount rates and terms of the contract. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were settled.

The fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value fall into three board levels as follows:

Level 1	Inputs to the valuation methodology are based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2

Inputs to the valuation methodology are based on quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability;

Level 3	Inputs to the valuation methodology are based on unobservable inputs that reflect the Corporation’s own assumptions about the assumptions market participants would use in pricing asset or liability

The fair value of cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The Corporation believes that the recorded values of accounts receivable, unbilled receivable, accounts payable and accrued liabilities approximate their current fair values because of the nature and respective maturity dates or durations. The fair value of the due to a shareholder could not be determined since it is practically impossible to find a financial instrument on the market having substantially the same economic characteristics.

The fair value of the convertible debentures, including the share purchase warrants and the option to convert, is determined based on “Level 2” inputs, which consists of inputs derived principally from observable market data and input into model-derived valuations.

SAND Technology Inc.
Notes to Consolidated Financial Statements
As at April 30, 2010 and 2009
(in Canadian dollars, unless otherwise noted)
(unaudited)

13. FINANCIAL RISK MANAGEMENT OBJECTIVE AND POLICIES, AND FINANCIAL RISKS (Continued)

As at April 30, 2010, the classification of the financial instruments, as well as their carrying values and the fair values, are shown in the table below:

	Held for	Loans and	Other financial	Total carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$
Financial assets
Cash	745,783			745,783	745,783
Accounts receivable		641,051		641,051	641,051
Unbilled receivable		-		-	-

Financial liabilities
Accounts payable and accrued liabilities			1,072,405	1,072,405	1,072,405
Due to a shareholder			1,540,698	1,540,698
Convertible debentures			427,436	427,436	1,631,583

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

14. COMPARATIVE FIGURES

Certain figures for the prior period have been reclassified in order to conform to the presentation adopted in the current period.